January 11, 2023

Ms. Megan Miller

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Leader Funds Trust (the “Trust”) (File Nos. 333-229484 and 811-23419)

Dear Ms. Miller:

On December 5, 2022, you provided comments on the Annual Report for the Leader Short Term High Yield Bond Fund (the “High Yield Fund”) and the Leader High Quality Floating Rate Fund (the “High Quality Fund,” together with the High Yield Fund, the “Leader Funds” or “Funds”), each for the fiscal year ended May 31, 2022 (the “Annual Report”). The Funds are series of the Trust. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Comments on the Annual Report

1.	Comment: The N-CSR that is on file with EDGAR did not include the Notes to the Financial Statements, although the notes were included in the version of the Annual Report available on the Funds’ website. Please confirm that the correct version of the Annual Report was filed with EDGAR. If necessary, please file an amendment to the Annual Report that includes the Notes to the Financial Statements.

Response: The Trust will refile an amendment to the Annual Report (the “Amended Annual Report”) that includes the Notes to the Financial Statements.

2.	Comment: The staff notes that the Funds had a change in their independent accountant and the requirements under Form N-CSR and the related items under Regulation S-K were not met. Please include a copy of the audit agreement letter and the predecessor auditor consent in the Amended Annual Report, and confirm that the Trust has complied with the requirements under Item 13(a)(2) of Form N-CSR and the related Items under Regulation S-K.

Response: As required by Item 13(a)(2) of Form N-CSR, the Trust included the audit engagement letter with the Form N-CSR, but the letter was not attached as an exhibit. Rather, it was inserted between the Financial Highlights and the Supplemental Information. The Trust will correct the error in the Amended Annual Report by filing the audit engagement letter as an exhibit under Item 13 of Form N-CSR. The Trust will also include as an exhibit to the Amended Annual Report a copy of the predecessor auditor’s consent for the fiscal year ended May 31, 2021. The Trust confirms that it provided the predecessor auditor with a copy of the disclosures in response to Item 304(a) of Regulation S-K, as required by Item 304(a)(3).

3.	Comment: The Staff notes that the Management Discussion of Fund Performance (“MDFP”) should be enhanced to include a broader discussion of the factors that materially affected performance during the period. See Item 27b7 of Form N-1A. Please include such a discussion in future reports.

Response: The Trust will add the disclosure requested by the staff prospectively, beginning with its report to shareholders for the annual period ending May 31, 2023.

4.	Comment: Please explain why the disclosure that requires an entity to include unobservable inputs and the impact on valuation, if there is an increase or decrease in those inputs, are not shown in the financial statements. See ASC 820-10-50-2(g) and AICPA Audit & Accounting Section 7.228.

Response: The Trust will add the disclosure requested by the staff prospectively, beginning with its report to shareholders for the semi-annual period ended November 30, 2022, provided that there are such securities being fair valued by the Trust.

5.	Comment: Please include a statement that additional information about the trustees is included in the statement of additional information. See Item 27(c)(6) of Form N-1A.

Response: The Trust will add such disclosure to the Amended Annual Report.

6.	Comment: Please explain why the disclosure requirements regarding valuation techniques and significant unobservable inputs, including range and weighted average, were not shown in the notes to the financial statements. See ASC 820-10-50-2-BBB-1 and 2.

Response: The Trust will add the disclosure requested by the staff prospectively, beginning with its report to shareholders for the semi-annual period ended November 30, 2022, if there are such securities being fair valued by the Trust.

7.	Comment: The line graph on the Short Term Fund comparison chart needs to be fixed on the EDGAR filing (the website version is fine). Please include this change in the Amended Annual Report.

Response: In the Amended Annual Report, the Trust will update the comparison charts to present the information more clearly.

Comments on the Prospectus

8.	In the annual amendment to the prospectus, the fee table in Item 3 of Form N-1A did not match the financial highlights (“FIHIs”) in the Annual Report, and there were no notes to the fee table saying the amounts were restated or extraordinary. Please reconcile the expense ratios between the FIHIs and the fee table.

Response: The Trust will prepare a supplement to the Prospectus that restates the fees in in Item 3 of Form N-1A to reflect the fee ratios in the FIHIs. The fee tables and expense examples below have been updated to reflect the operating expenses and corresponding fee ratios for the Funds’ fiscal year ending May 31, 2022. Please note that the operating expenses in the fee table will not directly correlate with the expense ratio in the FIHIs because the FIHIs include only direct operating expenses incurred by the Funds.

Leader Short Term High Yield Bond Fund

Fees and Expenses of the Fund:

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Investor Shares
Redemption Fee (as a percentage of amount redeemed)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	None	0.50%
Other Expenses	1.53%	1.53%
Acquired Fund Fees and Expenses (1)	0.10%	0.10%
Total Annual Fund Operating Expenses	2.38%	2.88%
(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table do not correlate to the expense ratio in the Fund’s financial highlights because the financial highlights include only the direct operating expenses incurred by the Fund.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$238	$733	$1,254	$2,681
Investor Shares	$288	$882	$1,502	$3,171

Leader High Quality Floating Rate Fund

Fees and Expenses of the Fund:

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Investor Shares
Redemption Fee (as a % of amount redeemed, on shares held less than six months)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	None	0.38%
Other Expenses	1.29%	1.30%
Acquired Fund Fees and Expenses (1)	0.08%	0.08%
Total Annual Fund Operating Expenses	2.02%	2.41%
(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table do not correlate to the expense ratio in the Fund’s financial highlights because the financial highlights include only the direct operating expenses incurred by the Fund.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$202	$624	$1,072	$2,314
Investor Shares	$241	$742	$1,269	$2,711

* * * * * * * * * *

Please contact me at (513) 991-8472 regarding the responses contained in this letter.

Sincerely,

/s/ Bo James Howell
Bo James Howell
Secretary to the Trust

cc:	Chris MacLaren, Treasurer
John Lekas, President
Jessica Roeper, Chief Compliance Officer

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